CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” in the Prospectus and in the Statement of Additional Information, each included in this Post-Effective Amendment No. 22 to the Registration Statement N-4, (File No. 333-186033) of Separate Account VA BNY (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 10, 2025, with respect to the statutory-basis financial statements and supplementary information of Transamerica Financial Life Insurance Company and Transamerica Life Insurance Company (2) dated April 18, 2025, with respect to the financial statements of each of the subaccounts within Separate Account VA BNY and Separate Account VA B, for the year ended December 31, 2024, incorporated by reference in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

April 25, 2025